WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2016

REVENUES	
Commission income	$ 2,341,616
EXPENSES	
Management fees	52,444
Commission Expense	313,353
Other operating expenses	267,896
	633,693
NET INCOME	$ 1,707,923

See notes to financial statements